

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 10, 2006

Mail Stop 7010

By U.S. Mail and facsimile to 420 29-657-8199

Nicolas Lavaud
President
ITonis Inc.
Klimentska 10
110 00 Prague 1, Czech Republic

> **Re:** **ITonis Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed June 27, 2006**
> **File No. 333-134032**

Dear Mr. Lavaud:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you completed a one for two consolidation of your outstanding shares of common stock on June 15, 2006. Revise your financial statements to retroactively reflect this change in your financial statements and provide the disclosure requirements of SAB Topic 4C.

Use of Proceeds, page 12

2. We note your response to comment 6 of our letter dated June 8, 2006. Please revise your cross-reference in this discussion to also include your discussion under Results of Operations, as it is your discussion in this section that addresses your expenditures.

Security Ownership of Certain Beneficial Owners and Management, page 23

> 3. We note your response to comment 11 of our letter dated June 8, 2006. Please revise to disclose whether Onyx Trading or Messrs. Lavaud, Kral, and Bucinsky have the power to vote or direct the voting of these securities. If Onyx Trading maintains voting control over the securities, please revise your prospectus to disclose Onyx as the beneficial owner of these shares. See Exchange Act Rule 13d-3(a).

Key Competitors, page 47

> 4. We note your statement in response to comment 13 of our letter dated June 8, 2006, that "most" of your competitors have not developed video on-demand solutions that have been brought to market. Please revise to disclose whether you are aware of competitors that have begun marketing Internet-based on-demand video solutions and, if so, how their presence will affect your ability to compete as well as competitive conditions within the industry. To the extent that a competitor with a product that has been brought to market is significantly larger and/or has access to greater resources, please address these factors and consider revising the risk factor addressing competitive conditions that appears on page 7. In addition, please tell us why you believe naming such a competitor in your registration statement at this time is appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael H. Taylor, Esq. (*via facsimile* 604/685-7084)
       Lang Michener LLP
       1500 Royal Centre
       1055 West Georgia Street
       Vancouver, British Columbia V6E 4N7